EXHIBIT 3.2

CERTIFICATE OF AMENDMENT OF
AMENDED AND RESTATED CERTIFICATE
OF INCORPORATION OF
CONCEPTUS, INC.

CONCEPTUS, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), Does Hereby Certify:

FIRST:    The name of the Corporation is Conceptus, Inc.

SECOND:    The date on which the Certificate of Incorporation of the Corporation was originally filed with the Secretary of State of the State of Delaware is September 18, 1992.

THIRD:    The Board of Directors of the Corporation, acting in accordance with the provisions of Section 1241 and 242 of the General Corporation Law of the State of Delaware, adopted resolutions amending its Amended and Restated Certificate of Incorporation as follows:

Paragraphs (A) and (B) of Article FOURTH shall be amended and restated to read in their entirety as follows:

FOURTH:    (A)    This Corporation is authorized to issue 53,000,000 shares of its capital stock, which shall be divided into two classes known as Common Stock and Preferred Stock, respectively.

(B)    The total number of shares of Common Stock which this Corporation is authorized to issue is 50,000,000 with a par value of $0.003 per share. The total number of shares of Preferred Stock which this Corporation is authorized to issue is 3,000,000 with a par value of $0.003 per share. The Preferred Stock may be issued from time to time in one or more series. The Board of Directors of this Corporation is hereby authorized, within the limitations and restrictions prescribed by law or stated in this Certificate of Incorporation, and by filing a certificate pursuant to applicable law of the State of Delaware, to provide for the issuance of Preferred Stock in series and (i) to establish from time to time the number of shares to be included in each such series; (ii) to fix the voting powers, designations, powers, preferences and relative, participating, optional or other rights of the shares of each such series and the qualifications, limitations or restrictions thereof, including but not limited to, the fixing or alteration of the dividend rights, dividend rate, conversion rights, conversion rates, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price or prices, and the liquidation preferences of any wholly unissued series of shares of Preferred Stock; and (iii) to increase or decrease the number of shares of any series subsequent to the issue of shares of that series, but not below the number of shares of such series then outstanding. In case the number of shares of any series shall be so decreased, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.

The remainder of Article FOURTH shall remain unchanged.

FOURTH:    Thereafter pursuant to a resolution of the Board of Directors this Certificate of Amendment was submitted to the stockholders of the Corporation for their approval, and was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FIFTH:    All other provisions of the Amended and Restated Certificate of Incorporation shall remain in full force and effect.

IN WITNESS WHEREOF, the undersigned has caused this Certificate of Amendment to be duly executed on behalf of the Corporation at San Carlos, California, this 4th day of June, 2002.

CONCEPTUS, INC. a Delaware corporation

By:	/s/ STEVEN BACICH
Steven Bacich, President and CEO